UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                        (Amendment No. _____3_____)*


                             NBB Bancorp, Inc.
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                  62872P109
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   United States National Bank of Galveston
   74-1708566

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b) /X/


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   National Banking Association


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            447,339 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          1,415 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       448,010 shares

                    8  SHARED DISPOSITIVE POWER

                       6,412 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    496,959 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.7%

12  TYPE OF REPORTING PERSON

    BK




Item 1(a)      NAME OF ISSUER:

               NBB BANCORP, INC.

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               174 Union Street
               New Bedford, Massachusetts 02742-0907

Item 2(a)      NAME OF PERSON FILING:

               UNITED STATES NATIONAL BANK OF GALVESTON

Item 2(b)      Address of Principal Business Office, or If none, residence:

               2201 Market Street
               Galveston, Texas  77550

Item 2(c)      CITIZENSHIP:

               National banking association

Item 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock

Item 2(e)      CUSIP NUMBER:

               62872P109

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (b) /X/ Bank as defined in Section 3(a)(6) of the Act.

Item 4         OWNERSHIP:

               (a)  Amount beneficially owned:
                    496,959

               (b)  Percent of Class:
                    5.7%

               (c)  Number of Shares as to which such Person has:

               (i)  sole power to vote or to direct the vote
                    447,339

               (ii) shared power to vote or to direct the vote
                    1,415

               (iii) sole power to dispose or to direct the disposition of
                     448,010

               (iv)  shared power to dispose or to direct the disposition  of
                    6,412

               Reporting Person, as trustee under various trusts and as agent pursuant to various agency agreements for various accounts, has voting or investment power over 496,959 shares of the Issuer's common stock. As indicated above, Reporting Person has or shares voting power with respect to 448,754 of such shares, and has or shares dispositive power with respect to 454,422 of such shares. Reporting Person hereby expressly disclaims beneficial ownership with respect to all such shares and, accordingly, the filing of this Schedule 13G may not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule.

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON:

               Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Reporting Person hereby expressly disclaims that it, together with such other persons having the power to vote or to dispose of such shares, constitutes a "group" as defined in Rule 13d-5(b)(1) under the Act.

Item 9         NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable

Item 10        CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                   SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 9, 1994


                                   UNITED STATES NATIONAL BANK OF GALVESTON


                                   By:  /s/ Freddie B. Meier
                                        Executive Vice President and
                                        Executive Trust Officer